

May 12, 2011

Mr. Mark S. Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12<sup>th</sup> Floor
Chicago, IL 60606

  **Re: Hyatt Hotels Corporation**
    **Form 10-K for the Year Ended December 31, 2010**
    **File No. 1-34521**

Dear Mr. Hoplamazian:

  We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Please tell us how you determined you are not required to submit electronically and post on your corporate Web site, Interactive Data Files pursuant to Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

Item 2. Properties, page 55

2. In future filings, please revise to distinguish between consolidated and unconsolidated properties and to distinguish between properties accounted for as capital and operating leases.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 66

Comparable Hotels, page 70

3.      We note your disclosure about the properties that represent "comparable systemwide hotels" and "comparable operated hotels."  In future periodic reports, identify the properties that have been removed from the comparable hotel pool in the most recent period.

Results of Operations, page 80

4.      We note your disclosure on page 80 about your "significant renovations."  In future periodic reports, please provide quantitative disclosure of any material development costs.

Liquidity and Capital Resources, page 91

Capital Expenditures, page 94

5.      Please quantify for us the amount of payroll and other general and administrative expenses capitalized or deferred in each of the three years ended December 31, 2010, for maintenance, enhancements to existing properties, and investment in new facilities.

Letters of Credit, page 96

6.      In future periodic reports, please provide disclosure regarding average interest rates and maturity of the letters of credit directly with financial institutions.

Item 15. Exhibits and Financial Statement Schedules, page 110

7.      Please tell us how you determined you were not required to include the schedule of real estate and accumulated depreciation under Rule 12-28 of Regulation S-X.  Refer to SAB Topic 7C.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,


Daniel L. Gordon
Branch Chief